12g3-2(b) File No. 82 -4965

mobistar

04 MAR 10 AM 7:21

04010430

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

3 February 2004

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

3/10

Press release
02/02/2004

Mobistar witnesses exceptional growth

Brussels, 2 February 2004 – **As a result of France Télécom Group's decision to partially publish its annual results on Wednesday 4 February, Mobistar is announcing this Monday its 2003 turnover as well as the ARPU (Average Revenue Per User). The full financial results together with comments upon them will be announced on Wednesday 11 February after the Stock Market's close.**

Mobistar's total number of active customers increased in 2003 from 2,305,390 to 2,615,368. This means a growth of 13.4% in one year's time. The ARPU has also continued its positive trend as Mobistar records an ARPU of 34.68 euros per month and per active customer. In comparison to the average ARPU of 33,47 euros in 2002, this means an increase of 3.6%.

The consolidated turnover amounts to 1,159.7 million euros, which means 16.3% more in comparison to the consolidated turnover of 997.5 million euros on 31 December 2002.